

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

Via E-mail
Erik YK Wong
Chief Executive Officer
CenturyTouch Ltd, Inc.
Stanton House
31 Westgate
Grantham NG31 6LX

> **Re: CenturyTouch Ltd, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed November 5, 2013**
> **File No. 333-185670**

Dear Mr. Wong:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated September 2, 2013 and will continue to monitor for your submissions. Again, note that we will not be in a position to declare your filing effective until such filings have been made.

2.   We have reviewed your response to prior comment 4. We remain unclear on the process your accountant undertakes to prepare and maintain your books and records and the corresponding controls that are in place to ensure the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. Further, your response indicates that your books and records and related financial statements are prepared in accordance with UK GAAP. Additionally, we are uncertain of the specific qualifications those employees of your accountant that perform services for the company possess that make them familiar with U.S. GAAP. Please clarify and provide a more

detailed explanation within your response. Alternatively, you may revise your filing to provide risk factor disclosure indicating that you may conclude that your internal control over financial reporting is not effective due to lack of sufficient accounting staff with knowledge or expertise in U.S. GAAP.

3.   We note your response to our prior comment 5. Please clarify if your current accountant also assisted with the preparation of your June 30, 2012 books and records and related financial statements. If assistance was not provided, tell us who assisted with the preparation of this information and their familiarity with U.S. GAAP.

Selling Security Holders, page 16

4.   You indicate that the tabular disclosure is based on an "assumed" price of $0.05/share. Please clarify your use of the term "assumed."

5.   Please explain the meaning of the sentence stating "the selling stockholders obligated to sell any share…."

Management's Discussion and Analysis of Financial Condition, page 20

For the fiscal years ended June 30, 2012 and June 20, 2013, page 20

6.   We note your revisions in response to comment 12. Please revise to discuss the components of your revenue and expenses.

Reports to Stockholders, page 22

7.   Please further revise to clarify that you are currently subject to the reporting requirements under Section 13(a) of the Exchange Act.

Interests of Named Counsel, page 33

8.   We note your response to our prior comment 21. Your revised disclosure indicates that Exhibit 16.1 is dated August 6, 2013. This date is inconsistent with the date that appears on the exhibit. Please clarify.

Report of Independent Registered Accounting Firm, page F-1

9.   We note your response to our prior comment 23. An Item 4.01 Form 8-K referencing your change in accountants does not appear to have been filed by November 14, 2013. Please tell us when you will file the required information.

Financial Statements

10.   We note your response to our prior comment 24. An 8-K referencing your change in year

end and your Form 10-K for the year ended June 30, 2012 and subsequent quarterly reports do not appear to have been filed by November 14, 2013. Please tell us when you will file the required information.

11. We have reviewed your response to our prior comment 27. We are unable to agree with your conclusion that it is inappropriate to include restatement disclosures or require your auditor to modify their audit opinion to reference the restatement as a result of another auditor's report. AU 9508.66 requires that if financial statements audited by a ceased firm are restated, the successor auditor's report should state that the predecessor auditor reported on the prior financial statements prior to restatement. Please revise your filing to provide the disclosures required by paragraph 7 of ASC 250-10-50, label your financial statements as restated and have your auditors reference the restatement in their opinion.

12. We note your responses to our prior comments 28 and 29. We further note that you operate and own multi-unit properties, including commercial properties and residential properties. Your response stated that there were no prior operations in the properties you acquired. Please tell us what the properties were used for during the twelve months prior to your acquisition and tell us the nature and extent of your refurbishments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Jillian Ivey Sidoti, Esq